EXHIBIT 99.05

The Board approved the appointment of senior management

Date of events: 2017/08/08

Contents:

1.Date of occurrence of the event:2017/08/08

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The 7th Meeting of the 8th Term Board of Directors approved the appointment of senior management as follows:

1Appoint Shui-Yi Kuo, Senior Executive Vice President of Investment, to be the Senior Executive Vice President of Finance and Chief Financial Officer.

2Appoint Yung-Fong Song, President of Chunghwa Investment Co., Ltd., to be the Senior Executive Vice President of Investment

3Ratification of appointment Chen-Huiung Tsai, Vice President of Human Resource Department of the head office, to be the President of Telecommunication Training Institute starting on July 18, 2017.

6.Countermeasures:None

7.Any other matters that need to be specified:None